Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

	Nine Months Ended September 30,	Year ended December 31,
(in millions)	2015	2014	2013	2012	2011	2010
Income before income taxes	$3,454	$4,395	$3,973	$3,470	$3,135	$3,021
Less: Net income (loss) attributable to noncontrolling interests(1)	(1)	(30)	19	(18)	2	(13)
Pre-tax income attributable to BlackRock, Inc.	3,455	4,425	3,954	3,488	3,133	3,034
Add: Fixed charges	197	254	258	261	236	209
Distributions of earnings from equity method investees	32	57	80	42	30	14
Less: (Losses) earnings from equity method investees	59	158	158	175	23	141
Pre-tax income before fixed charges	$3,625	$4,578	$4,134	$3,616	$3,376	$3,116
Fixed charges:
Interest expense	$153	$232	$211	$215	$176	$150
Interest expense on uncertain tax positions(2)	10	(22)	3	3	10	8
Portion of rent representative of interest(3)	34	44	44	43	50	51
Total fixed charges	$197	$254	$258	$261	$236	$209
Ratio of earnings to fixed charges	18.4x	18.0x	16.0x	13.9x	14.3x	14.9x

(1)	Amount includes redeemable and nonredeemable noncontrolling interests.
(2)	Interest expense on uncertain tax positions has been recorded within income tax expense on the consolidated statements of income.
(3)	The portion of rent representative of interest is calculated as one third of the total rent expense.